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                    [DATA SYSTEMS & SOFTWARE INC. LETTERHEAD]

                                  June 26, 2003

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-102334)

Ladies and Gentleman:

Data Systems & Software Inc., a Delaware corporation (the "COMPANY"), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, that certain registration statement on Form S-3, including all exhibits thereto (the "REGISTRATION STATEMENT") (Registration Statement No. 333-102334), filed by the Company with the United States Securities and Exchange Commission (the "COMMISSION") on January 3, 2003. The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold, or will be sold, pursuant to the Registration Statement.

The withdrawal is being sought (i) because the revolving credit note which was convertible into shares of our common stock (the resale of which shares was covered by the Registration Statement) was repaid and terminated; and (ii) pursuant to the request of the Staff of the Commission, with respect to the shares of our common stock issuable upon the exercise of warrants issued by us in connection with the revolving credit note. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission issue an order granting the desired withdrawal.

If you have any questions regarding this request for withdrawal, please contact me at (212) 986-9700, extension 17.


Very truly yours,

/s/ Sheldon Krause

Sheldon Krause, Secretary


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